May 17, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Matthew Crispino

Re:	Comment Response

TechTarget, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 001-33472

Dear Mr. Crispino:

Further to your May 15, 2012 telephone discussion with the Company’s legal counsel, Graham Robinson of Wilmer Cutler Pickering Hale and Dorr LLP, in which comments from the Staff of the U.S. Securities and Exchange Commission (“the Staff”) were provided, the Company’s response to such comments is as follows:

Schedule 14A

Compensation, Discussion and Analysis, page 13

1.	Request for disclosure of the 2011 quarterly and annual target amounts for each named executive officer under the 2011 Executive Incentive Bonus Plan.

Response 1:

The following chart contains the “Actual” and “Budget” (Target) amounts for the two metrics (Revenue and Adjusted EBITDA) used in 2011 to calculate the amounts payable to each Named Executive Officer under the 2011 Executive Incentive Bonus Plan, the methodology of which calculation is detailed in the narrative included in the “Annual Performance Bonus subsection” of the “Elements of Executive Compensation” section of the CD&A. Each such Named Executive Officer was paid the relevant percentage of their target bonus amount (see table on page 15).

TechTarget   •  275 Grove Street  •  Newton, MA 02466

Revenue	Actual	Budget	%
Q1	22,566,313	22,937,462	98.4%
Q2	28,102,000	26,634,999	105.5%
Q3	25,892,000	25,789,773	100.4%
Q4	28,938,000	29,754,217	97.3%

2011	105,498,313	105,116,452	100.4%

Adjusted EBITDA
Q1	3,760,611	3,988,433	94.3%
Q2	7,573,540	6,803,540	111.3%
Q3	5,426,379	5,824,255	93.2%
Q4	8,512,000	9,999,320	85.1%

2011	25,272,530	26,615,548	95.0%

Compensation, Discussion and Analysis, page 16

2.	Request for clarification of a reference on page 16 to a restricted stock grant made to Michael Cotoia, which grant is not reflected in the Summary Compensation Table on page 18.

Response 2:

The reference to a restricted stock grant to Michael Cotoia on page 16 was an error. In fiscal year 2011, the Company, in fact, did not make equity grants to any of its named executive officers, including Mr. Cotoia. The information provided regarding Mr. Cotoia’s fiscal year 2011 compensation in the “Summary Compensation Table” on page 18 and in the “Fiscal Year 2011 Grants of Plan-Based Awards” table on page 19, which tables do not reflect a restricted stock grant, are correct.

* * * *

TechTarget   •  275 Grove Street  •  Newton, MA 02466

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; and that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call me at (617) 431-9465.

Sincerely,

/s/ Rick Olin

Rick Olin
Secretary, Vice President and General Counsel

cc:	Graham Robinson, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

TechTarget   •  275 Grove Street  •  Newton, MA 02466